                                                                   EXHIBIT 12.1

    COMPUTATION OF ACTUAL AND PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
                         (IN MILLIONS, EXCEPT RATIOS)

                                         DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                             1997      1996(1)(2)    1996(1)
                                         ------------ ------------ ------------
Pretax income (loss)....................    $143.0       $100.0      $(545.5)
  Minority interest in the loss of
   majority-owned subsidiaries..........      (1.6)         --           --
  Undistributed loss of non-consolidated
   subsidiaries.........................       1.7          --           --
  Estimated interest portion of rents...      12.3          8.7          8.7
  Interest costs........................      67.5         86.4         86.4
                                            ------       ------      -------
  Fixed charges.........................      79.8         95.1         95.1
                                            ------       ------      -------
Income (loss) as adjusted...............    $222.9       $195.1      $(450.4)
Ratio of earnings to fixed charges......       2.8          2.1         (4.7)
                                            ======       ======      =======

--------
(1) Amount includes pro forma adjustments. Historical ratio of earnings to fixed charges is not considered meaningful as no interest costs were allocated from Baxter to Allegiance for the historical periods presented prior to September 30, 1996. The unaudited pro forma combined statements of income are presented in Note 3 to "Notes to Consolidated Financial Statements."
(2) Excludes a charge of $550.0 million for the write-down of goodwill and other non-recurring costs of a pretax amount of $95.5 million primarily for facility consolidations and other asset write-downs.